# OPERATING AGREEMENT OF CLASSIFIED FILMS, LLC

**THIS OPERATING AGREEMENT** (this "Agreement"), is made and entered into as of Nov. 1 2018, by and between Dani Barker, with an address of [ADDRESS] and DolGer Films Inc, with an address of 2325 Lake Talmadge Dr DeLand, FL 32724 (the "Members"), executing this Agreement as the two members of Classified Films, LLC (the "Company").

**WHEREAS** the Members wish to set forth their agreement as to how the business affairs of the Company shall be managed and their rights and obligations with respect to the Company;

**IN CONSIDERATION** of the mutual promises contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, it is hereby agreed as follows:

## ARTICLE I
## FORMATION, NAME, PURPOSE, AND TERM

**1.1 Organization.** The Members have organized the Company as a New York State limited liability company pursuant to the New York Limited Liability Company Law (the "Act") and the provisions of this Agreement, and, for that purpose, has caused Articles of Organization to be prepared, executed, and filed with the New York Secretary of State.

**1.2 Name.** The Name of the Company is "Classified Films, LLC". The Company may do business under that name, or under any other name or names as determined by the Members and to the extent permitted by applicable law.

**1.3 Purpose.** The Company is organized to engage in any business permitted by the Act, and to do any and all things necessary, convenient, or incidental to that purpose.

**1.4 Effective Date.** This Agreement shall become effective immediately after filing the Articles of Organization with the New York Secretary of State.

**1.5 Term.** The term of the Company shall begin upon the filing of the Articles of Organization with the New York Secretary of State, and shall be perpetual until dissolved and its affairs wound up in accordance with the Act or this Agreement.

**1.6 Registered Agent and Office.** The registered agent for the service of process and the registered office shall be that individual/entity and location reflected in the Articles of Organization as filed in the office of the Secretary of State. The Members may, from time to time, change the registered agent or office through appropriate filings with the Secretary of State.

**1.7 Percentage Interest of Initial Members.** The percentage membership interest of the Company of the initial Members shall be fifty percent (50%) each.

**1.8 Principal Office.** The Principal Office of the Company shall be located at the address reflected in the Articles as filed in the office of the Secretary of State. The Members may, from time to time, change the principal office and make appropriate filings with the Secretary of State to reflect that fact.

**ARTICLE II**
**MANAGEMENT**

**2.1 Management.** Both Members have the right to participate in the management and conduct of the Company's business. Subject to the limitations set out in this Agreement or by action of the Members, each Member is an agent of the Company and has the authority to bind the Company in the ordinary course of the Company's business.

**2.2 Actions by Members.** Except as otherwise provided in this Agreement, all decisions requiring action of the Members or relating to the business or affairs of the Company must be decided by the affirmative vote or consent of both Members. Members may act with or without a meeting, and any Member may participate in any meeting by any means of communication reasonable under the circumstances, written or otherwise.

**2.3 Devotion of Time and Outside Activities.** Each of the Members must devote as much time and attention to the business of the Company as the Members agree is appropriate. Members may engage in business and investments outside of the Company, and neither the Company nor the other Members have any rights to the property, profits, or other benefits of such activities. No Member may, without the written consent of the other Member(s), enter into any business or investment activity that is directly competitive with the business of the Company, or use any property or assets of the Company other than for the operation of the Company's business. For this purpose, the property and assets of the Company include, without limitation, any information developed for the Company, opportunities offered to the Company, and other information or opportunities entrusted to a Member as a result of being a Member of the Company.

**2.4 Compensation and Reimbursement.** Members who render services to the Company are entitled to such compensation as may be agreed upon by the Members from time to time. Any compensation paid to a Member for services rendered will be treated as an expense of the Company and a guaranteed payment within the meaning of the Internal Revenue Code (the "Code"), and the amount of compensation will not be charged against any share of profits that would otherwise be allocated to the Member. Members are also entitled to reimbursement from the Company for reasonable expenses incurred on behalf of the Company, including any expenses incurred in the formation, dissolution, and liquidation of the Company.

**2.5 Self Interest.** A Member shall not be deemed to have violated any duty or obligation to the Company merely as a result of engaging in conduct that furthers the interest of the Member. A Member may lend money or transact other business with the Company, and, in this case, the rights and obligations of the Member will be the same as those of a person who is not a Member, so long as the loan or other transaction has been approved and ratified by the Members. Unless otherwise provided by applicable law, a Member with a financial interest in the outcome of a particular action is still entitled to vote on such an action.

## ARTICLE III
## CONTRIBUTIONS AND DISTRIBUTIONS

**3.1 Initial Capital Contributions.** Each Member, upon the execution of this Operating Agreement, shall make as an initial "Capital Contribution", defined as any contribution to the capital of the Company by a Member in cash, property, or services, or a binding obligation to contribute cash, property, or services, whenever made, the amount shown on <u>Exhibit A</u>, attached hereto. The initial Capital Contribution to be made by any individual/entity who hereafter is admitted as a Member and acquires membership interest from the Company shall be determined by the pre-existing Members.

**3.2 Additional Capital Contributions.** No Member shall be required to make any Capital Contribution in addition to their initial Capital Contribution identified in Section 3.1, above. The Members may make additional Capital Contributions to the Company only if such additional Capital Contributions are consented to, in writing, by all the Members. The fair market value of any property other than cash or widely traded securities to be contributed as additional Capital Contribution shall be agreed upon by the Members.

**3.3 Interests and Return of Capital Contribution.** No Member shall receive any interest on her Capital Contribution. Except as otherwise specifically provided for herein, the Members shall not be allowed to have refunded any Capital Contribution.

**3.4 Distributions.** All distributions of cash or other property (except upon the Company's dissolution, which shall be governed by the applicable provisions of the Act and sections herein) shall be made to the Members in proportion to their respective membership interest in the Company. All distributions of cash or property shall be made at such time and in such amounts as determined by the Members. All amounts held pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Member(s) pursuant to this Section.

**3.5 Allocations.** Except as otherwise provided in Section 3.6 herein, all items of income, gain, loss, deduction, and credit, whether resulting from the Company's operations or in connection with its dissolution, shall be allocated to the Members for federal, state, and local income tax purposes in proportion to their respective membership interest in the Company.

**3.6 Allocation with Respect to Property.** If, at any time during the Company's existence, any Member contributes to the Company property with an adjusted basis to the contribution Member which is more or less than the agreed fair market value and such property is accepted by the Company at the time of its contribution, the taxable income, gain, loss, deductions and credits with respect to such contributed property for tax purposes only shall be shared among the Members so as to take account of the variation between the basis of the property to the Company and its agreed fair market value at the time of contribution.

## ARTICLE IV
## BANKING, RECORDS, AND TAX ELECTIONS

**4.1 Bank Accounts.** All funds of the Company shall be deposited in a bank account or accounts in the Company's name. The Members shall determine the institutions at which the accounts shall be opened and maintained, the types of accounts, and the persons who will have authority over the accounts and the funds therein.

**4.2 Books and Records.** The Company shall maintain complete and accurate books and records of the Company's business and affairs, as required by the Act and other applicable laws, and such books and records shall be kept independent of the personal books, records, and transactions of the Members.

**4.3 Accounting Period and Tax Elections**. The annual accounting period of the Company shall be its taxable year. The Company's taxable year shall be selected by the Members, subject to the requirements and limitations of the Code. The Members intend that the Company shall be taxed as an LLC in accordance with the Code; however, the Members may change the tax treatment of the Company at any time.

## ARTICLE V
## DISPOSITION OF MEMBERSHIP INTEREST AND ADMISSION OF ADDITIONAL MEMBERS

**5.1 Disposition.** Each Member's membership interest is transferable either voluntarily, with the written permission of the other Member(s), or by operation of law. Said Member may dispose of all or a portion of the Member's membership interest. Notwithstanding any provision of the Act to the contrary, upon the disposition of the Member's membership interest, the transferee shall be admitted upon the completion of the transfer without further action. Upon the transfer of a Member's entire membership interest (other than a temporary transfer or transfer as a pledge or security interest) the Member shall cease to be a Member and shall have no further rights or obligations under this agreement, except that the Member shall have the right to such information as may be necessary for the computation of the Member's tax liability.

**5.2 Admission of Additional Members.** The Members may admit additional members and determine the Capital Contributions of such additional members.

## ARTICLE VI
## DISSOLUTION AND WINDING UP

**6.1 Dissolution.** The Company shall be dissolved and its affairs wound up upon the unanimous will of the Members. Notwithstanding any provision of the Act to the contrary, the Company shall continue and not dissolve as a result of the death, retirement, resignation, expulsion, bankruptcy or dissolution of the Member(s) or any other event that terminates the continued membership of the Member(s).

**6.2 Effect of Dissolution.** Upon dissolution, the Company shall cease carrying on the Company business (as distinguished from the winding up of the Company business), but the Company shall not be terminated by the act of dissolution alone, and shall continue until the winding up of the affairs of the Company is completed and the certificate of dissolution has been issued by the Secretary of State.

**6.3 Distribution of Assets on Dissolution.** Upon the winding up of the Company, any Company assets shall be distributed as follows:

**6.3.1**   First, to creditors, including the Member(s) if it is a creditor, to the extent permitted by law, in satisfaction of Company liabilities;

**6.3.2** Second, to the Member(s). Such distributions to the Members shall be in cash, property other than cash, or partly in both, as determined by the Members.

**6.4 Winding Up and Certificate of Dissolution**. The winding up of the Company shall be completed when all debts, liabilities, and obligations of the Company have been paid and discharged, or reasonably adequate provision for payment has been made, and all of the remaining property and assets of the limited liability company have been distributed to the Members. Upon the completion of winding up of the Company, the Members shall deliver a certificate of dissolution to the Secretary of State for filing. The certificate of dissolution shall set forth the information required by the Act.

## ARTICLE VII
## INDEMNIFICATION

To the fullest extent permitted by law, the Company shall indemnify and hold harmless, and may advance expenses to the Members, or any testator or intestate of the Members (collectively, the "Indemnitees"), from and against any and all claims and demands whatsoever; provided, however, that no indemnification may be made to or on behalf of any Indemnitee if a judgment or other final adjudication adverse to such Indemnitee establishes: (i) that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated; or (ii) that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled. The provisions of this paragraph shall continue to afford protection to each Indemnitee regardless of whether he or she remains a Member of the Company.

## ARTICLE VIII
## MISCELLANEOUS

**8.1 Entire Agreement.** This Company Agreement represents the entire agreement between the Members and the Company. This Agreement may only be amended in writing upon mutual agreement by the Members.

**8.2 Applicable Law.** This Agreement shall be governed and construed in accordance with the laws of the State of New York.

**8.3 Jurisdiction.** Any action or claim brought by for any matter arising out of or in any way relating to this Agreement shall be heard in and venue shall be located in New York County in the State of New York.

**8.4 Binding Provisions.** This Agreement is binding upon, and inures to the benefit of, the Members and their successors and assigns.

**8.5 Severability.** If any provision of this Agreement is found to be invalid or unenforceable by a court of competent jurisdiction, such invalidity or unenforceability shall not impair, affect or render invalid or unenforceable any other provision of this Agreement, and such invalid or unenforceable provision shall be replaced by a provision that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable provision.

**---SIGNATURE PAGE TO FOLLOW---**

**IN WITNESS THEREOF**, the undersigned has executed this Agreement as of the date first above written.

**DANI BARKER**                                  DolGer Film LLC

Signature:                                       By: Sylvia Caminer (President)

Date:                                            Signature:

                                                 Date: 11/1/18

**Exhibit 'A'**

| Member | Contribution |
|---|---|
| **Dani Barker** | **$12,000** |
| **Sylvia Caminer** | **$1,500** |
|  |  |